

Mail Stop 4546

December 20, 2016

Ernest Loumaye
Chief Executive Officer
ObsEva SA
Chemin des Aulx, 12
1228 Plan-les-Ouates
Geneva, Switzerland

> **Re:** **ObsEva SA**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted December 5, 2016**
> **CIK No. 0001685316**

Dear Mr. Loumaye:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
OBE2109 for the Treatment of Pain . . ., page 2

1. We note your response to prior comment 2. Since you intend to conduct a Phase 1 clinical trial for OBE2109 before proceeding to Phase 3, and in light of your disclosure on page 14 that your Phase 3 trials are contingent upon results of additional Phase 1 clinical trial and dose exploration studies that you intend to complete prior to initiation of Phase 3 trials, please adjust the pipeline table on page 1 and the corresponding one on page 85 by moving the arrow for the uterine fibrosis indication to the midpoint of the Phase 1 column. Please also indicate the approximate start date and duration of the Phase

        1 trial, since you indicate that the Phase 3 trial will begin afterward but within the first half of 2017.

Notes to the Interim Financial Statements for the Six-Month Period Ended June 30, 2016
Note 4. Shareholders' Equity, page F-32

2.   With regard to previous comment 8, when you discuss accumulated losses such as on page 10 of the registration statement, it does not appear accurate to state you had accumulated losses of $27.9 million as of September 30, 2016. Please revise or otherwise explain why net losses for the nine-months ended 2016, and years ended December 31, 2015 and 2014 exceed $27.9 million.

      You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3675 with any other questions.

      Sincerely,

      /s/ Mary Beth Breslin for

      Suzanne Hayes
      Assistant Director
      Office of Healthcare and Insurance

cc: Divakar Gupta
       Cooley LLP